--------                             U.S. SECURITIES AND EXCHANGE COMMISSION                        --------------------------------
 FORM 4                                      WASHINGTON, D.C. 20549                                           OMB APPROVAL
--------                                                                                            --------------------------------
[_] Check this box if no           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     OMB Number:            3235-0287
    longer subject to                                                                               Expires:      September 30, 1998
    Section 16.  Form 4    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,  Estimated average burden
    or Form 5 obligations   Section 17(a) of the Public Utility Holding Company Act of 1935         hours per response.......... 0.5
    may continue.  See         or Section 30(f) of the Investment Company Act of 1940               --------------------------------
    Instruction 1(b).
(Print or Type Responses)
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1.  Name and Address of           2.  Issuer Name and Ticker or                    6.  Relationship of Reporting Person(s) to Issuer
    Reporting Person                  Trading Symbol                                             (Check all applicable)

Meredith Partners, Inc.           Meridian Point Realty Trust VIII Co.                   [_] Director        [X]  10% Owner
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(Last)      (First)    (Middle)   3.  IRS or Social         4. Statement for            ____ Officer (give   ____ Other (specify
                                      Security Number of       Month/Year    6/97                    title               below)
3000 Sand Hill Road                   Reporting Person                                               below)
Building 1, Suite 100                 (Voluntary)                                   -----------------------------------------------
                                                                                    7.  Individual or Joint Group filing (Check
--------------------------------                            ----------------------      Applicable Line)
        (Street)                                            5.  If Amendment,       [_] Form filed by One Reporting Person
                                                                Date of Original    [X] Form filed by More than One Reporting Person
Menlo Park,  California  94025                                  (Month/Year)  6/9/97
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(City)        (State)    (Zip)          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.  Title of Security             2. Trans-  3. Trans-      4. Securities Acquired (A)  5.  Amount of    6. Owner-    7.  Nature of
    (Instr. 3)                       action     action         or Disposed of (D)           Securities      ship          Indirect
                                     Date       Code           (Instr. 3, 4 and 5)          Beneficially    Form:         Beneficial
                                                (Instr. 8)                                  Owned at        Direct        Ownership
                                   (Month/   -------------------------------------------    End of Month    (D) or In-    (Instr. 4)
                                     Day/                              (A) or               (Instr. 3       direct (I)
                                    Year)    Code     V     Amount     (D)       Price      and 4)          (Instr. 4)
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Preferred Stock                   6/6/97      P              60,000      A       $7.7/8      73,000             D
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Preferred Stock                   6/6/97      P              10,000      A       $8.00                          D
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Preferred Stock                   4/7/97      P                 500      A       $5.3/4                         D
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Preferred Stock                   3/3/97      P                 500      A       $5.3/4                         D
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Preferred Stock                   2/10/97     P               1,000      A       $5.1/4                         D
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Preferred Stock                   2/7/97      P               1,000      A       $5.1/4                         D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see instruction 4(b)(v).                                 SEC 1474 (7-96)

 FORM 4 (CONTINUED)                TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
1.  Title of Derivative       2. Cover-     3. Trans-   4. Trans-      5.  Number of      6. Date Exer-     7. Title and Amount of
    Security (Instr. 3)          sion or       action      action          Derivative        cisable and       Underlying Securities
                                 Exercise      Date        Code            Securities        Expiration        (Instr. 3 and 4)
                                 Price of      (Month/     (Instr. 8)      Acquired (A)      Date (Month/
                                 Deriv-        Day/                        or Disposed       Day/Year)
                                 ative         Year)                       of (D) (Instr.  ----------------------------------------
                                 Security                                  3, 4, and 5)    Date     Expira-               Amount or
                                                        --------------------------------   Exer-    tion       Title      Number of
                                                         Code    V       (A)    (D)        cisable  Date                  Shares
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   Right to Purchase             $8.00        5/21/97      J                   1,183,556   6/11/97  6/11/97  Preferred   1,183,556
                                                                                                             Stock
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
1.  Title of Derivative       8. Price            9. Number                10. Ownership            11. Nature of
    Security (Instr. 3)          of                  of                        Form of                  Indirect
                                 Deriv-              Deriv-                    Derivative               Beneficial
                                 ative               ative                     Security:                Ownership
                                 Security            Securities                Direct (D)               (Instr. 4)
                                 (Instr. 5)          Beneficially              or Indirect
                                                     Owned at                  (I)
                                                     End of Month              (Instr. 4)
                                                     (Instr. 4)
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   Right to Purchase              $8.00              200,000                       D
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

Explanation of Responses:

#4:  Assignment of Right to Purchase

The 73,000 shares of Preferred Stock reported in Table I are beneficially owned by Allen K. Meredith, Chief Executive Officer of Meredith Partners, Inc.

Mr. Meredith's address is 3000 Sand Hill Road, Building 1, Suite 100, Menlo Park, CA 94025




** Intentional misstatements or      /s/ Allen K. Meredith      June 16, 1997
   omissions of facts constitute     ----------------------     --------------
   Federal Criminal Violations.          **Signature of             Date
   See 18 U.S.C. 1001 and                Reporting Person
   15 U.S.C. 78ff(a).
                                        Allen K. Meredith
Note: File three copies of              -----------------------
      this Form, one of which           Chief Executive Officer
      must be manually signed.
      If space provided is
      insufficient, see
      Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7-96)